Total # of Pages: 40
Total # of Exhibits: 8
Exhibit Index: p 2-3

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04000748

PE

1-j-03

JAN 8 2004

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of January 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated November 20, 2003, relating to the listing of 6,643,902 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 24, 2003 relating to the listing of 6,643,902 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 125,553 ordinary shares.	6
2.	(i) the Registrant's application to the JSE, dated November 27, 2003, relating to the listing of 5,675 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 27, 2003 relating to the listing of 5,675 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,675 ordinary shares.	14
3.	Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's receipt of 125,553 ordinary shares of the Registrant at a price of R18.60 on December 2, 2003.	22
4.	(i) the Registrant's application to the JSE, dated December 2, 2003, relating to the listing of 125,553 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 3, 2003 relating to the listing of 125,553 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 125,553 ordinary shares.	24
5.	Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Anton Lubbe's receipt of 10,000 ordinary shares of the Registrant at a price of R17.55 on December 9, 2003.	32
6.	Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Anton Lubbe's disposal of 3,000 ordinary shares of the Registrant at a price of R15.45, 2,000 ordinary shares of the Registrant at a price of R15.75 and 5,000 ordinary shares of the Registrant at a price of R15.50 on December 10, 2003.	34

7. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Anton Lubbe's receipt and sale of 10,000 ordinary shares of the Registrant at a price of R17.50 on December 22, 2003. 36

8. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Deon Thomas Van der Mescht's receipt and sale of 25,000 ordinary shares of the Registrant at a price of R17.40 on December 22, 2003. 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
Andrea Townsend
Company Secretary

Dated: January 7, 2003

Exhibit 1

6



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 11 20

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 6 643 902 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 6 643 902 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 20 November 2003. The 6 643 902 new ordinary shares will be issued to Orogen Minerals Limited in terms of the Deed of Amalgamation in respect of the acquisition of a 20% interest in the Porgera Joint Venture signed on 14.10.2003. The issue price is $2.42 (R16.07) per share.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. Stated Capital at present:

Authorised:	300 000 000 ordinary no par value shares
Issued:	214 403 545 ordinary no par value shares
Stated Capital Account:	R2 847 991 138.48

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	22 1047 447 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 847 991 138.48
This issue	R 106 767 505.14
Listing expenses	R 54 086.16
TOTAL	R2 954 704 557.46

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R54 086.16 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 189 - 99.92%

9. The new ordinary shares will be allotted and a share certificate issued on 20 November 2003.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application.

Yours faithfully



Director



Secretary



Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 20 NOVEMBER 2003

RESOLVED:

THAT, in terms of the Deed of Amalgamation in respect of the acquisition of a 20% interest in the Porgera Joint Venture signed on 14.10.2003, the Company allots and issues 6 643 902 new ordinary shares to Orogen Minerals Limited at an issue price of USD 2.42 per share, representing a 10% discount to the 3-day volume weighted average price per Durban Roodepoort Deep, Limited American Depository Receipt on the NASDAQ Exchange for the 3 business days ending on and including 19 November 2003.

CERTIFIED A TRUE COPY



Secretary

20/11/03

Date

9


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 November 2003
REF: NM/jvdm/10164

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : ACQUISITION OF ASSETS

Your application for listing dated 20 November 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 25 November 2003 in respect of 6 643 902 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 954 704 557-46 divided into 221 047 447 ordinary shares of no par value.

Thank you for payment of R54 086-16 in respect of the listing fee received.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Mandy Ramsden

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 20-11-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	500 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 01-12-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390

Maraisburg

Date of receipt by Registrar of Companies

2003-12-03

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

umber of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
214403545	ORD	①	②	5000 000	Cum Pref	0-10	500 000-00
Total 214403545		Total	R	Total		Total	R 500 000-00

① 13,28332112 ②|⑤ 2847991138.48

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2847 991138-48

Premium account R

Total issued capital R 2848 491138-48

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
6643902	ORD	16-07	106767505.14					
Total 6643902		Total	R	Total			Total	R

① 106767505.14

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Contract attached

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
Oraga Minerals		6643902	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
221047447	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000 -00
Total 221047447		Total R		Total				Total R	500 000 -00

(1) 13,36683412 (2)/(3) 2954 704 557,46

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2954 704 557-46

Premium account R

Total issued capital R 2955 204 557-46

Certified correct.

Date 01-12-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance BF	2847 991 138.48
This issue	106 767 505-14
Listing Expenses	54086 16
	R 2954 704 557-46

Exhibit 2



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 12 02

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 125 553 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
63 053	6.49
62 500	6.47

The new ordinary shares are to be listed on 02 December 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	221 053 122 ordinary no par value Shares
Stated Capital Account:	R2 954 794 981.21

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman and Chief Executive Officer); I L Murray (Deputy Chief Executive and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

15

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	221 178 675 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 954 794 981.21
This issue	R 813 588.97
Total	R2 955 608 570.18

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 02 December 2003.

Block listing calculation:

Balance b/f	R17 815 161.79
This issue	R 813 588.97
Balance available	R17 001 572.82

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

02/12/03.
DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

3 December 2003
REF: TM/jvdm/10260

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 2 December 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 4 December 2003 in respect of 125 553 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 30 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 955 608 570-18 divided into 221 178 675 ordinary shares of no par value.

A balance of R17 815 161-76 has been brought forward from your previous application dated 27 November 2003. The issue price of the shares which are the subject of this application is R813 588-97 which leaves a balance of R17 001 572-79 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 02 - 12 - 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 08 - 12 - 2003

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390

Maraisburg

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date of receipt by Registrar of Companies

2003 -12- 10

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
221053122	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 221053122		Total	R	Total		Total	R 500 000-00

(1) 13,36690002 (2)(3) 2954 794 981-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 2954 794 981-21

Premium account R

Total issued capital R 2955 294 981-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
63053	ORD	6-49	409213,97					
62500	ORD	6-47	404375					
Total 125553		Total	R	Total			Total	R

(1) 813588-97

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Shares issue I.T.O. Employee Share options

c The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	—	—	—

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
221 178 675	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-0
Total 221 178675		Total R		Total				Total R	500 000-00

(1) 13,36299066 (2) 2955 608 570-18

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2955 608 570-18

Premium account R

Total issued capital R 2956108570-18

Certified correct.

Date 08-12-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance Bf	2954 794 981-21
This issue	813 588-97
	R 2955 608 570-18

21

Exhibit 3

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTORS

Surname: WELLESLEY-WOOD
First Name: MARK MICHAEL
Designation: Chairman and Chief Executive Officer

Date of transaction: 02.12.2003
Price: R18.60
Amount: 125 553
Aggregate value R2 335 286
Class: Ordinary
Interest: Direct, Beneficial
Nature: Mr Wellesley-Wood has taken delivery of 125 553 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, 63 053 of which were allocated to him on 21-08-2000 at R6.49 per share and 62 500 of which were allocated to him on 02-11-2000 at R6.47 per share.

Johannesburg
02 December 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 4



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2003 11 27

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 5 675 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 500	7.26
4 175	19.05

The new ordinary shares are to be listed on 27 November 2003 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	22 1047 447 ordinary no par value Shares
Stated Capital Account:	R2 954 704 557.46

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	221 053 122 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R2 954 704 557.46
This issue	R 90 423.75
Total	R2 954 794 981.21

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 November 2003.

Block listing calculation:

Balance b/f	R17 905 585.54
This issue	R 90 423.78
Balance available	R17 815 161.76

Yours faithfully



Director



Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

27/11/03.

DATE

27


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

27 November 2003
REF: AH/tm/10212

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 November 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 28 November 2003 in respect of 5 675 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 954 794 981-21 divided into 221 053 122 ordinary shares of no par value.

A balance of R17 905 585-54 has been brought forward from your previous application dated 30 October 2003. The issue price of the shares which are the subject of this application is R90 423-78 which leaves a balance of R17 815 161-76 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

28

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 27-11-2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	500 000	Cum Pref	0-10	500 000-00
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 01-12-2003

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg

Date of receipt by Registrar of Companies

[illegible] 3

Date stamp of companies Registration Office

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
221047447	ORD	①	②	5000 000	Cum Pref	0-10	500 000-0
Total 221047447		Total	R	Total		Total	R 500 000 -0

① 13,3668342 ②③ 2954 704 557-46

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000 -0

Stated capital R 2954 704 557-46

Premium account R

Total issued capital R 2955 204 557-46

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1500	ORD	7.26	10890					
4175	ORD	19.05	79533-75					
Total 5675		Total	R	Total			Total	R

① 90423-75

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

Shares issue i.t.o Employee share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
H. Low	45 Empire Road	1500	ORD
W. Smart	Parktown	4175	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
221 053 122	ORD	①	②	500 000	Cum Pref	0-10	—	—	500 000-00
Total 221 053 122			Total R	Total				Total R	500 000-00

① 13,36690002 ② (5) 2954 794 981-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2954 794 981-21

Premium account R

Total issued capital R 2955 294 981-21

Certified correct.

Date 01-12-2003 Signature [signature]

~~Director~~/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account
Balance .BF
This issue

2954 704 557-47
90 423-75
R 2954 794 981-21

31

Exhibit 5

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTORS

Surname:	LUBBE
First Name:	ANTON
Designation:	Alternate Director
Date of transaction:	09.12.2003
Price:	R17.55
Amount:	10 000
Aggregate value	R175 500
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Lubbe has taken delivery of 10 000 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, 10 000 of which were allocated to him on 01-10-2001 at R 7.26 per share.

Johannesburg
09 December 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 6

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY DIRECTOR

Surname:	LUBBE
First Name:	ANTON
Designation:	Alternate Director
Date of transaction:	10.12.2003
Amount and price:	3 000 at R15.45
	2 000 at R15.75
	5 000 at R15.50
Aggregate value	R155 350
Class:	Ordinary
Interest:	Direct, Beneficial
Nature:	Disposal

Johannesburg
11 December 2003

Sponsor
Standard Corporate & Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 7

36

Durban Roodepoort Deep Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange SA ("JSE"), the following information is disclosed:

Surname:	Lubbe
First Name:	Anton
Designation:	Alternate Director
Date of transaction:	22.12.2003
Price:	R17.50
Amount:	10 000
Aggregate value	R175 000.00
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Lubbe has taken delivery of and sold 10 000 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, 10 000 of which were allocated to him on 01.10.2001 at R7.26 per share.

In line with DRD's corporate governance principles and in terms of rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities has been obtained from Mr MM Wellesley-Wood, Chairman of the Board of DRD and Mr GC Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of DRD's closed period.

Johannesburg

23 December 2003

Sponsor
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Exhibit 8

Durban Roodepoort Deep Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with rules 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY A DIRECTOR

Surname:	van der Mescht
First Name:	Deon Thomas
Designation:	Alternate Director
Date of transaction:	22.12.2003
Price:	R17.40
Amount:	25 000
Aggregate value	R435 000
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr van der Mescht has taken delivery of and sold 25 000 ordinary shares allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme, 25 000 of which were allocated to him on 01-07-2001 at R 5.66 per share.

In line with DRD corporate governance principles and in terms of Section 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities has been obtained from Mr MM Wellesley-Wood, Chairman of the Board of DRD and Mr GC Campbell, Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg

23 December 2003

Sponsor

Standard Corporate and Merchant Bank

(A division of The Standard Bank of South Africa Limited)

(Registration number 1962/000738/06)